SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549


                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15 (d) of the
               Securities and Exchange Act of 1934

    For the period from January 1, 1997 to December 30, 1997


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


          ELDEC CORPORATION AND INTERPOINT CORPORATION
                      DEFERRED INCOME PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CRANE CO.
                    100 First Stamford Place
                   Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

TABLE OF CONTENTS


                                                        Page

INDEPENDENT AUDITORS' REPORT                              1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 30, 1997 and
     December 31, 1996                                    2
Statements of Changes in Net Assets
     Available for Benefits for the Period
     From January 1, 1997 to December 30, 1997
     And year Ended December 31, 1996                     3
Notes to Financial Statements                             4


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 30, 1997 AND FOR THE PERIOD
FROM JANUARY 1, 1997 TO DECEMBER 30, 1997

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan & Trust (formerly ELDEC Corporation Deferred Income Plan and Trust) (the Plan) as of December 30, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 1997 and December 31, 1996, and the changes in net assets available for benefits for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of (1) assets held for investment purposes as of December 30, 1997 and (2) reportable transactions for the period ended December 30, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


Deloitte & Touche LLP
Seattle, Washington
July 10, 1998

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1997 AND DECEMBER 31, 1996
                                                1997          1996
ASSETS
Cash and cash equivalents                     $1,852        $2,256

INVESTMENTS, AT FAIR VALUE:
Mutual funds                             $26,772,200   $18,856,518
Common and collective funds                3,589,008     3,666,016
Crane Co. common stock                     2,291,924       563,760
Participant notes receivable                 843,358       825,701
          Total investments               33,496,490    23,911,995

RECEIVABLES:
Employer    contribution    receivable
(Crane Co. Stock Fund)                        41,094        26,884
Employee contributions                       132,895        95,595
Accrued interest receivable                        0         6,777
          Total receivables                  173,989       129,256


NET ASSETS AVAILABLE FOR BENEFITS       $ 33,672,331  $ 24,043,507


See notes to financial statements.



ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD
FROM JANUARY 1, 1997 TO DECEMBER 30, 1997 AND YEAR ENDED DECEMBER 31,1996
                                                1997          1996
CONTRIBUTIONS:
Employee                                $  3,925,106  $  2,548,033
Employer (Crane Co. Stock Fund)            1,176,638       582,807
     Total contributions                   5,101,744     3,130,840

EARNINGS ON INVESTMENTS:
Interest and dividends                       388,350       361,318
Net  appreciation in fair  value  of
investments                                6,110,165     3,062,819
     Total earnings on investments         6,498,515     3,424,137

DISTRIBUTIONS TO PARTICIPANTS                          (2,197,442)
                                         (1,904,958)
ADMINISTRATIVE EXPENSE AND OTHER                          (68,024)
                                            (66,477)
                                         $ 1,971,435   $ 2,265,466
NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                               9,628,824     4,289,511

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of period                     24,043,507    19,753,996

NET ASSETS AVAILABLE FOR BENEFITS
  End of period                          $33,672,331   $24,043,507





See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN
Notes to Financial Statements For the Period from January 1, 1997 to December 30, 1997 and Year Ended December 31, 1996
1. DESCRIPTION OF THE PLAN
The following description of the ELDEC Corporation Deferred Income Plan & Trust (formerly ELDEC Corporation Deferred Income Plan and Trust)(the
Plan) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan's provisions.

  General: The Plan is a defined contribution plan covering substantially all employees of ELDEC Corporation (the Corporation). The Corporation is a wholly-owned subsidiary of Crane Co. Effective January 1, 1997, all employees of Interpoint Corporation (Interpoint), also a wholly owned subsidiary of Crane Co., were eligible to participate in the Plan. The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (ERISA). During 1997 the Plan's year end was changed to December 30 from December 31.

  Contributions: Each year, participants may elect to contribute and defer between 1% and 15% of pretax annual compensation as defined by the Plan. Such employee contributions may not exceed the maximum allowable contribution under IRC regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Prior to June 30, 1996, ELDEC Corporation matched 25% of each participant's contribution, up to 6% of the participant's salary. Effective July 1, 1996, the Corporation increased the match to 50% of each participant's contribution, up to 6% of the participant's salary, made in the form of common stock of Crane Co.

  Participant accounts: Each participant's account is credited with the participant's contributions and allocations of the Corporation's matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

  Vesting:   A  participant's deferred income contribution  account  and
  Corporation matching contributions are 100% vested and nonforfeitable at all times.

  Participant notes receivable: Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administration Committee (the Committee), range from 1 to 5 years, or up to 15 years for the pur chase of a primary residence. The interest rate on loans is 1% above the prime rate offered by Seattle-First National Bank.

  Payment of benefits: Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant's account balance. If the participant's account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70-1/2.

  Plan termination: Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan's assets will be liquidated by the Trustee and distributed to participants.

 Tax  Status:  The Internal Revenue Service has determined and  informed the  Corporation,  by  a letter dated May 5, 1994,  that  the  Plan  is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter and the Plan Administrator is currently in the process of filing for a new determination letter. The Plan Administrator believes the Plan, as amended and restated, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded.


2. SUMMARY OF ACCOUNTING POLICIES
 The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

  Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

  Cash equivalents: All investments purchased with a maturity of three months or less have been classified as cash equivalents.

  Investment valuation: Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

  Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis, and allocated to participant accounts every six months based upon each participant's proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants every six months based on the participant's proportionate share of assets in each fund at the beginning of the six-month period.

  Benefit payments: Benefits are recorded when paid. Benefits payable to participants included in net assets totaled $71,171 and $676 at December 30, 1997 and December 31, 1996, respectively. Such amounts are shown as Plan liabilities in the Form 5500.

  Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

Investment Funds
Plan participants may direct investment of their accounts in any of several funds in such increments and at such times as designated by the Committee appointed by the Board of Directors. The investment options available as of December 30, 1997, are as follows:

U.S. Trust Capital Preservation Fund

Vanguard Wellington Fund

Vanguard Institutional Equity Index Fund

Harbor Fund Capital Appreciation Fund

T. Rowe Price Small Cap Value Fund

American Funds Europacific Growth Fund

Crane Co. Stock Fund



Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets at the period ended December 30, 1997 and year ended December 31, 1996:

                                              1997           1996
                                      Market Value          Market
                                                             Value
U.S.   Trust  Company  of  the   Pacific           $      $ 3,666,016
Northwest:  Capital Preservation Fund      3,589,008
Vanguard Wellington Fund                   3,387,051        2,324,659
Vanguard Institutional Equity Index Fund   4,445,618        2,638,116
Harbor Capital Appreciation Fund          11,260,625        8,232,022
T. Rowe Price Small Cap Value Fund         5,476,559        3,720,220
American Funds Europacific Growth Fund     2,202,347        1,941,501
Crane Co. Stock Fund                       2,291,924          563,760

3. PARTIES-IN-INTEREST
 The Plan has investments and transactions with parties-in-interest, those parties being Crane Co. and participants with loan balances.

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
 Allocation by fund of net assets available for benefits at December 30, 1997 and December 31, 1996 follows:

                                                 1997            1996

U.S.   Trust  Capital  Preservation     $   3,606,164   $   3,679,267
Fund
Vanguard Wellington Fund                    3,401,622       2,332,851
Vanguard Institutional Equity Index
Fund                                        4,467,765       2,650,872
Harbor Capital Appreciation Fund           11,301,711       8,273,557
T. Rowe Price Small Cap Value Fund          5,499,545       3,737,518
American  Funds Europacific  Growth         2,213,000       1,950,588
Fund
Crane Co. Stock Fund                        2,339,166         593,154
Loan Fund                                     843,358         825,700
                                         $ 33,672,331    $ 24,043,507

5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996 were as follows:

Employee Contributions:
                                                1997             1996

U.S.   Trust  Capital  Preservation     $    518,574     $    342,054
Fund
Vanguard Wellington Fund                     483,917          281,349
Vanguard Institutional Equity Index
Fund                                         609,605          315,693
Harbor Capital Appreciation Fund           1,242,650          925,210
T. Rowe Price Small Cap Value Fund           678,458          444,855
Crane Co. Stock Fund                          77,515                0
American  Funds Europacific  Growth          314,387          238,872
Fund
                                        $  3,925,106     $  2,548,033

Net investment income:                        1997               1996
U.S. Trust Capital Preservation
Fund                                 $    215,722        $    273,873
American Funds                                  0               1,432
Vanguard Wellington Fund                  598,977             358,042
Vanguard  Institutional  Equity
Index Fund                                985,893             458,613
Harbor   Capital   Appreciation         2,943,266           1,306,998
Fund
T.  Rowe Price Small Cap  Value         1,049,121             680,136
Fund
Crane Co. Stock Fund                      447,165              22,951
American    Funds   Europacific
Growth Fund                               184,574             255,100
Loan Fund                                  73,797              66,992
                                     $  6,498,515        $  3,424,137

Benefits Paid to Participants            1997                1996
U.S. Trust Capital Preservation
Fund                                 $    226,569      $    1,314,262
Growth Group Fund                               0              65,063
American Funds                                  0              70,258
Vanguard Wellington Fund                  251,064             226,027
Vanguard  Institutional  Equity
Index Fund                                138,901              94,868
Harbor   Capital   Appreciation           780,522             256,200
Fund
T.  Rowe Price Small Cap  Value           237,948             106,077
Fund
Crane Co.  Stock Fund                      79,647              12,540
American    Funds   Europacific
Growth Fund                               119,416              52,147
Loan Fund                                  70,891                   0
                                     $  1,904,958        $  2,197,442




                                SIGNATURE



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND
INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                     ADMINISTRATIVE COMMITTEE OF THE
                     AMENDED AND RESTATED CRANE CO.
                       SAVINGS AND INVESTMENT PLAN



                    Arlan VanKoevering
                    Arlan VanKeovering

                    David Neils
                    David Neils

                    Linda Wood
                    Linda Wood





Lynnwood, WA
July 15, 1998

    ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 30, 1997


         Identity of Issue                Cost        Current
                                                       Value
Collective Funds:

U.S. Trust Capital Preservation        $ 2,842,644  $  3,589,008
Fund
Mutual Funds:
Vanguard Wellington Fund                 2,987,776     3,387,051
Vanguard Institutional Equity Index
Fund                                     3,230,081     4,445,618
Harbor Capital Appreciation Fund         9,291,312    11,260,625
T. Rowe Price Small Cap Value Fund       4,358,597     5,476,559
American Funds Europacific Growth        2,080,557     2,202,347
Fund

Crane Co. Stock Fund* (53,066            1,858,929     2,291,924
shares)
Participant notes receivable               843,358       843,358
                                      $ 27,493,254  $ 33,496,490



*Represents a party-in-interest to the plan.

    ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN
             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
            PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997

                                  Number            Numbe
                   Purchase       of Pur-             r of              Net
Identity of Issue    Price        chases Sale Price Sales   Cost      Gain
                                                                     or(Loss
                                                                        )

Series of Transactions
U.S. Trust Co. of
the Pacific NW
Short-Term
Investment Fund    $12,296,806        573  $12,296,6   515 $12,296,637      $0
                                                 37
U.S. Trust Co. of
the Pacific NW
Capital
Preservation Fund     512,003         51    804,486    31    644,872 159,614
Harbor Capital
Appreciation Fund   3,305,965         48  1,552,843    50    930,494 622,349
T. Rowe Price
Small Cap Value
Fund                1,770,070         51    619,135    29    297,072 322,063
Vanguard
Wellington Fund     1,086,284         50    482,973    30    292,073 190,900
Vanguard
Institutional
Equity Index Fund   1,139,312         53    181,628    35    122,511  59,117

Single
transaction:
Harbor Capital
Appreciation Fund   1,672,999          1



                                  10